

October 6, 2011

<u>Via E-mail</u>
Mr. Guy A. Paglinco
Vice President and Chief Financial Officer
Kid Brands, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **RE:** **Kid Brands, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter ended June 30, 2011**
> **Filed August 15, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 9, 2011**
> **File No. 1-8681**

Dear Mr. Paglinco:

We have reviewed your response letter dated September 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 8. Debt, page 63

2. We note your response to comments four and five in our letter dated August 9, 2011. You
    state that you are not in breach nor are you reasonably likely to be in breach of the covenants
    set forth in the credit agreement as a result of the matters described in our comments. Please
    confirm that you are not reasonably likely to be in breach of any of your covenants.

Note 11. Weighted Average Common Shares, page 68

3. We note your response to comment six in our letter dated August 9, 2011. You restated your
    earnings per share amounts for the first and second quarter of 2009 to reflect the adoption of
    FSP No. EITF 03-06-01, which should have been adopted on January 1, 2009. Your
    response indicates that you incorrectly included unvested restricted stock in your basic
    earnings per share calculations for the first and second quarters for the year ended December
    31, 2009 as well as the year ended December 31, 2008. Please help us understand how you
    subsequently determined that shares of unvested restricted stock should not be included in
    your basic earnings per share calculations using the two-class method for the first and second
    quarters of 2009 given that you had adopted FSP No. EITF 03-06-01.

Note 18. Litigation, Commitments and Contingencies, page 79

4. We note your response to comment seven in our letter dated August 9, 2011. Please address
    the following:
    *   Please help us better understand how you determined that there was no impact on your
        previous conclusions regarding the effectiveness of your disclosure controls and
        procedures and internal control over financial reporting. Please describe to us the
        specific controls that were previously in place to ensure that the proper amount of import
        duties were applied; and
    *   In regards to the restatement of prior period financial statements, please help us better
        understand how you determined the impact of the misstatements on your consolidated
        statement of operations for each of the years ended December 31, 2009 and December
        31, 2010 was not quantitatively material. In this regard, the misstatement represented
        approximately 44% of pre-tax income (loss), 10% of after-tax income (loss), and 11% of
        basic earnings per share for the year ended December 31, 2009. In addition, it appears
        that the impact of recording the misstatements for the year ended December 31, 2009 and
        the year ended December 31, 2008 during the year ended December 31, 2010 represented
        approximately 20% of pre-tax income, 9% of after-tax income, and 10% of basic
        earnings per share for the year ended December 31, 2010.

Form 10-Q for the Fiscal Quarter ended June 30, 2011

General

5. Please address the above comments in your interim filings as well, as applicable.

Note 10 – Litigation; Commitments and Contingencies

(e) TRC Landlord Litigation, page 22

6. We note your response to comment 14 in our letter dated August 9, 2011. You currently estimate that your potential liability for rental and related amounts is approximately $1.1 million after making various assumptions including that the rental and related amounts due and owing by Russ Berrie U.S. Gift, Inc. under the lease for periods on or prior to the termination date thereof are in fact due and owing, and no further amounts in respect of the lease are paid by the estate of The Russ Company or Russ Berrie U.S. Gift, Inc. Based on the current facts and circumstances, please clearly state the amount that you have determined is probable and accrued without qualifying that the amount is based on various conditions.

Note 12. Related Party Transactions, page 23

7. Please help us better understand how you determined it was appropriate to record a gain of $2.0 million related to The Russ Companies valuation reserve. Your disclosures refer to a set-off against a note payable by The Russ Companies to you. Please tell us the amount of this note payable as well as what consideration you gave to this note payable in determining the gain amount.

Management's Discussion and Analysis

Recent Developments

TRC Matters, page 29

8. We note your response to comment 15 in our letter dated August 9, 2011. It remains unclear what the deferred liability of $5 million relates to, including if it is related to the requirement to purchase intellectual property at the end of the license agreement term. Please advise. Please also tell us whether you received cash for this amount and provide us with the journal entry recorded to help us understand what corresponding financial statement line items were impacted.

Results of Operations – Six Months ended June 30, 2011 compares to 2010, page 33

9. One of the factors that caused selling, general and administrative expense to increase as a percentage of sales was costs incurred in the aggregate amount of approximately $3.1 million

in connection with the LaJobi Matters. Given that it appears the estimated customs duty amounts were recorded in cost of sales, please disclose the nature of the amounts included in selling, general and administrative expense.

Item 4. Controls and Procedures, page 43

10. On page 44, we note your statement that "management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired objectives." Please confirm to us that your disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2011.

Definitive Proxy Statement on Schedule 14A filed June 9, 2011

Compensation Discussion and Analysis, page 25

Operation of the 2010 IC Program, page 31

Establishing Corporate Objectives and Calculating the Corporate Component, page 32

11. We note your response to comment 16 in our letter dated August 9, 2011. Please elaborate as to how competitors could use either corporate level or business unit Adjusted EBITDA numbers to discern specific product development strategies or other sensitive company plans.

Calculating the Individual Goals and Objectives Component, page 34

12. We note your response to comment 17 in our letter dated August 9, 2011; however, we partially reissue the comment. We note your general disclosure on page 35 regarding the goals personal goals for Mr. Sabin relating to new category, customer and channel development, and achievement of additional synergies between Kids Line and CoCaLo. Please expand this type of disclosure to discuss such individual goals in more detail.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief